April 30, 2018
Annual Report
(Exhibit A to Form C-AR)

PieShell LLC



Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PieShell LLC (f/k/a FundaFeast LLC) (the "Company") is a Delaware limited liability company, formed on July 28, 2015. The Company, having sold Crowd Notes pursuant to Regulations Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at http://www.pieshell.com.

The Company currently has 1 employee.

The Company is located at 15 Abingdon Square Suite 31, New York, NY 10014.

The Company's website is http://www.pieshell.com.

The Business
PieShell is a donation based crowdfunding platform built specifically for food and beverage entrepreneurs. The platform connects food and beverage entrepreneurs with food and beverage enthusiasts to bring new ideas and products to life. The PieShell community's key attributes include passion for food and beverage, innovation in the segment, and giving.

RISK FACTORS

Risks Related to the Company's Business and Industry

PieShell faces competition from other companies in the crowdfunding space. Existing companies that engage in the CPG and food crowdfunding business or are within the crowdfunding space could introduce new or enhance existing products. If PieShell is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact PieShell's growth.

PieShell is targeting a new and unproven segment within the crowdfunding market. Historically, food and beverage rewards based crowdfunding campaigns have met limited success on rewards based crowdfunding platforms. The Company may find that the demand for backing food and beverage campaigns is smaller than anticipated which could negatively impact the Company's growth.

PieShell has only launched a small number of successful campaigns which have generated limited revenue. The Company will need to significantly scale the number of campaigns it supports, to generate meaningful revenue. PieShell has yet to demonstrate that it is able to generate enough leads and support the a number of campaigns in order to achieve this scale.

The Company is predicting an 80% success rate and an average raise of $15,000 for non-restaurant campaigns and $75,000 for restaurant campaigns. PieShell claims that an 80% success rate is an accepted industry average for "vetted" rewards based campaigns. There is mixed data to back this claim. The average raise amounts are also aggressive, given that on Kickstarter, a comparable rewards based crowdfunding platform, 68.7% of successful campaigns have raised less than $10,000.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new Company encounters. We were organized under the laws of Delaware on July 28, 2015, under our former name FundaFeast LLC, and we have been operational since October 4, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The crowdfunding industry is becoming increasingly competitive and the Company does and will continue to compete with larger, better financed entities, which could impact the Company's ability to operate profitably. These competitors are capable of supporting greater project flow, marketing activity, and customer support than the Company, because they are better financed and staffed, and have longer track records and resources at their disposal. These companies also have the resources to easily adopt our ideas and implementations, and compete to acquire our customer base. Moreover, some of these competitors may not face the same competition that the Company will because their target audiences are more broadly defined.

The food and beverage vertical within the reward-based crowdfunding segment of the crowdfunding industry is highly competitive. We compete with major international crowdfunding platforms that, like our Company, operate in multiple geographic areas. In the United States, where we currently operate, Kickstarter and Indiegogo are our largest competitors. Our ability to gain or maintain a meaningful share of food and beverage crowdfunding campaigns in the overall reward-based crowdfunding market may be limited as a result of actions by our competitors.

The Company's success depends on the experience and skill of its single manager, sole executive officer, and key employees. In particular, the Company is dependent on Cheryl Clements who is its sole manager and CEO of the Company. The Company has entered into an at-will executive employment agreement with Ms. Clements, although there can be no assurance that she will continue to be employed by the Company. The loss of Ms. Clements would harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, including its sole Director and Officer, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Cheryl Clements in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Cheryl Clements were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person would negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

A majority of the Company is owned by a single owner. Prior to the Offering, the Company's current majority owners beneficially owns approximately 95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, this majority owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our donors, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for the products listing on our crowdfunding platform and our crowdfunding services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for those products and our services.

The Company intends to use a portion of the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use this portion of the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate with respect to general working capital. The net proceeds from this Offering will be used for the purposes described herein, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. Further, the Company may choose to amend the use the proceeds, depending on future events, in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and contractors and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.
The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the businesses fundraising on our platform are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC

and/or Congress may attempt to change the classification of or change the way that our products are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We maintain and rely extensively on information technology systems and network infrastructures for the effective operation of our business.
We also hold large amounts of data in various data center facilities upon which our business depends. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security and loss of critical data, which in turn could materially adversely affect our business. Our security procedures, such as virus protection software and our business continuity planning, such as our disaster recovery policies and back-up systems, may not be adequate or implemented properly to fully address the adverse effect of such events, which could adversely impact our operations.

Our business could be adversely affected to the extent we do not make the appropriate level of investment in our technology systems as our technology systems become out-of-date or obsolete and are not able to deliver the type of data integrity and reporting we need to run our business. Furthermore, when we implement new systems and or upgrade existing systems, we could be faced with temporary or prolonged disruptions that could adversely affect our business.

BUSINESS

Description of the Business
PieShell is an online funding platform focused on the food and beverage segment. The platform connects food and beverage entrepreneurs with food and beverage enthusiasts to bring new ideas and products to life. The PieShell community's key attributes include passion for food and beverage, innovation in the segment, and giving.

For our audience of driven founders, we have delivered a suite of tools that makes their projects shine, a community that will support and guide them, and easy ways for funders to contribute. Specifically, the Company helps to support the success of food and beverage projects listed on its internet platform by taking an incubation approach and observing the stepping-stone model.

- The Incubation Model: PieShell's incubation method prepares prospective campaigns for launch on the PieShell platform, thereby increasing their chances of success vis-à-vis traditional crowdfunding platforms. It achieves this result by following its proprietary "Project Blueprint", which establishes launch requirements and guides projects through the nuances of launching a successful campaign on PieShell.

- The Stepping-Stone Model: PieShell's stepping-stone model supports a campaigner's financial success post-launch. Campaigners share three financial stepping--stones with their audience. The first stepping-stone is a campaigner's most critical ask, the second is your next most critical, and your third is your wish list item. If your project is super-successful you will raise more money than all three of your individual targets combined.

PieShell's Incubation Model Explained
75% of food and beverage donation based crowdfunding campaigns fail on traditional crowdfunding platforms. This is partially because traditional crowdfunding sites have little to no vetting and provide little to no help crafting the project materials. At PieShell, by vetting campaigns at the outset, guiding projects through specific workflows based on food and beverage crowdfunding best practices, and requiring projects to pre-fund a certain portion of their goal, we significantly lower the risk of failure. To date, *every* project on PieShell has reached its first stepping-stone – a 100% success rate. 42% of projects reached their second stepping-stone. 17% of projects reached their third stepping-stone.

PieShell's Stepping-Stone Model Explained
Stepping-stones are the funding goals that campaigners set for themselves. Each stepping-stone represents a

monetary amount necessary to complete a significant task. Stepping-stones are similar to the primary goal and stretch goals on other crowdfunding platforms. A campaigner will not receive pledged donations unless it can at least reach its first stepping-stone. For example, a project for a new hamburger stand sets three stepping-stones for an aggregate $20,000 ask. The first stepping-stone is to reach $10,000 in donations to buy a grill – the most important (and most expensive) part of the hamburger stand. Once it receives that level funding commitments, it would then like an additional $4,000 to buy the beef – the second stepping-stone. After these two stepping-stones are reached, the final $6,000, if raised, would go toward advertising the new hamburger stand. We encourage projects to set reasonable goals to increase the likelihood of it successfully hitting its milestones.



Hamburger Grill $10k
Beef $4k
Advertising $6k
Contributed $11.5k
Total Ask $20k

Doing Well by Doing Good

By also making contributions to a food and beverage charity a mainstay of our business, we ensure that those less fortunate benefit from our efforts. PieShell is committed to give 1% of its fees to a nonprofit organization that empowers refugees by helping them to find meaningful careers in the food industry. More information on this non-profit, Emma's Torch, is available at its website: https://www.emmastorch.org/.

History of the Business

The Company's Platform & Services

PieShell launched on October 4, 2016 in the North American market. To date, PieShell has completed ten crowdfunding campaigns, which have raised a combined total of $121,000. All twelve projects reached their first stepping-stone. 42% reached their second stepping-stone. Finally, 17% reached their third stepping-stone. 38% of funders waived the gift (i.e. "perks"), leaving campaigners with more money to build their businesses. Currently, there are two ongoing projects that have raised a combined $11,000 and counting. There are 42 projects in the pipeline, with the potential to raise an aggregate of up to $646,000 in donation volume.

Since inception, PieShell has established meaningful relationships with the following industry participants.

HBK INCUBATES NYC

FoodBytes! by Rabobank

KITCHENTOWN

OMG ESTD 1983

THE FOOD CORRIDOR

CHOBANI FOOD INCUBATOR

TERRA by Rabobank + RocketSpace

Dwight FUNDING

FRESH SOURCE CAPITAL

Where do we get our great advice?



Adam Simons - Head of Emerging Brands at Clorox

Adam Simons is a Bay Area based investor, adviser, and business operator. Adam sits on several boards and regularly counsels founding teams on a variety of business issues. Before Clorox, Adam spent time at Diageo, Publicis, and Corporate Executive Board. He worked on the founding team of a full service marketing research firm based in Philadelphia. Adam recently became a Venture Partner at Montage



Christine Couvelier - Founder of Culinary Concierge

Founder of Culinary Concierge, Christine is a culinary trendologist with over 30 years as a world-class chef. Christine has held positions as Innovation Manager at Unilever, Director of Culinary Strategy at Maple Leaf Foods, and was the Executive Chef for President's Choice Brand.



Robin Sosnow, Esq. - Attorney

Robin is a NYC-based securities lawyer and pioneer in the crowdfunding arena. Robin formerly served as General Counsel to a leading real estate crowdfunding platform in NYC. Robin is also the founder of the National Alcoholic Beverage Licensing Lawyers Group (NABLLG)

Charming Robot - Digital Product Shop



Dan Maccarone - Dan is the co-founder of Charming Robot. Helping startups and media companies shape their online product strategy, including Foursquare, Rent The Runway, Jetsetter and Savored. Created the original strategy and user experience for Hulu. **Chris Pace** is the co-founder of Charming Robot, and an establish visual designer. Chris has help positions at Fly and Indieflavor, LLC **Erik Bowie** is the COO of Charming Robot, and prior to that was the Digital Media Producer at William H. Sadlier a New York City-based, publisher.

PieShell's advisory board composition is noted above. Moreover, the Company has been featured in Forbes and the New York Business Journal.

 PieShell Wants To Be The Crowdfunding Site For Food Startups

 Crowdfunding Site PieShell Targets The Food And Beverage Niche

Competition

Our largest competitors include major players Kickstarter and Indiegogo, the two most well-known reward-based crowdfunding platforms. Although these platforms host numerous food and beverage crowdfunding projects, they are primarily known for projects with mass appeal, technology based consumer goods, gadgets, video games, cinemas and so forth. As discussed above, food and beverage projects tend to do poorly on Kickstarter and Indiegogo, with 75% of them failing.

Another competitor, Barnraiser, is a relatively new entrant into this space and comes closest to being our direct competitor. Barnraiser, however, focuses on helping fund new *farm*-based ventures, whereas PieShell focuses on anything in the food and beverage space, include tech, hospitality, packaged goods, etc. Although Barnraiser is starting to do some packaged goods, its emphasis on farm-related products and activities means that it does not directly compete with us in this space.

Customer Base

Our target customer base is comprised of aspiring food and beverage entrepreneurs seeking to raise funding for their ventures, and young urbanites seeking to discover, support and connect with delicious endeavors while doing good to the planet and helping those in need.

We make ourselves known to entrepreneurs and funders by meeting entrepreneurs and foodies at food and beverage incubators and accelerators, sponsoring food-related projects and products, speaking at local, regional and national events, and through our actively managed Twitter, Facebook, Instagram, LinkedIn and other social media channels.

Supply Chain

The Company is dependent on its vendor Stripe, for payment processing services.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
4661006	IC 036. US 100 101 102. G & S: Crowdfunding services, namely, providing financing to emerging and start-up companies by means of pooling money collected from individuals; Crowdfunding services, namely, accepting and administering monetary charitable contributions by means of pooling money collected from individuals. FIRST USE: 20140320. FIRST USE IN COMMERCE: 20140320	FUNDAFEAST	2/7/2014	12/23/2014	United States
87601546	IC O36. US 100 101 102. G & S: On-line business fundraising services; Food and	PieShell	9/8/2017	n/a	United States

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[1] https://equity.guru/2017/07/24/tinley-tny-c-enters-1-6-trillion-beverage-market/

[2] https://www.cbinsights.com/research/food-tech-startup-funding-high/

	beverage related fundraising services; Providing an interactive website for users to organize and conduct fundraising events to raise money for food and beverage projects; Providing a website where donors search for and make monetary contributions through crowdfunding for food and beverage related projects: Financial services, namely, business fundraising provided over a computer network such as the Internet; Providing fundraising services for others via a global computer network.				
87601669	IC O36. US 100 101 102. G & S: On-line business fundraising services; Food and beverage related fundraising services; Providing an interactive website for users to organize and conduct fundraising events to raise money for food and beverage projects; Providing a website where donors search for and make monetary contributions through crowdfunding for food and beverage related projects: Financial services,	PieShell	9/8/17	n/a	United States

namely, business fundraising provided over a computer network such as the Internet; Providing fundraising services for others via a global computer network.				

Governmental/Regulatory Approval and Compliance
To our knowledge, we are not dependent on any regulatory approvals and are in compliance with all applicable laws and regulations. We are not aware of any potential regulatory changes that may significantly alter the nature of our business at this time.

Litigation
None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Cheryl Clements, Founder, Manager & CEO, July 2015 – Present
Cheryl Clements is the Founder and CEO of PieShell. She has food "DNA" and a love for technology. For more than 15 years, Cheryl has worked with major corporations such as Hershey, General Mills, and Miller Beer to listen to their process technology challenges. She then helped them implement the largest software package in the world – SAP – to streamline and solve these problems, becoming a highly sought-after independent Senior Program/Project Manager. Cheryl worked side-by-side with her mother, a lifetime foodpreneur, and together they made close to 10,000 pies out of the basement of her childhood home. She looks forward to helping others dreams come true.

Senior Project/Program Manager
Founder - Rooparoo, LLC
October 2001 – June 2016 (14 years 9 months)

Senior SAP Program Manager
Sitel
October 2014 – June 2016 (1 year 9 months)

Senior Project Engagement Manager
AIG
May 2012 – October 2014 (2 years 6 months)

Education
York University, Bachelor of Administrative Studies

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Cheryl Clements, Founder, Manager & Chief Executive Officer, July 2015 – Present
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
See above.

Education
See above.

Indemnification
Indemnification is authorized by the Company to its managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
Cheryl Clements is the Company's founder, manager, majority member and employee. She is located in New York, New York. The Company has one additional part-time employee in New York, New York.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is currently authorized to issue one million (1,000,000) units of a single class of membership interests, par value of $0.0001 (the "Class A Units").

The Company currently has 1,000,000 Class A Units authorized and issued on a fully diluted basis. Upon inception the founder was issued 950,000 Class A Units. In 2015, the Company issued 8,500 units to advisors with vesting schedules over two years. Management estimated the value of the equity provided to advisors based on the total investment through the date of issuances and concluded that the fair value of the Class A Units was minimal due to the issuance of the Class A Units so close to the Inception date. As of April 19, 2018, approximately 8,896 Class A Units were vested, 2,500 were forfeited and 3,333 remaining to vest in 2018. Of the 50,000 Class A Units allocated to the employee/advisor pool, 31,500 Class A Units remain unissued and outstanding.

The Company has no debt outstanding.

Ownership
The majority of the company is owned by its founder, CEO, and Manager, Cheryl Clements.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Cheryl Clements	95.0%

Following the Offering, the Purchasers will own 0.0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their Crowd Notes into Units.

FINANCIAL INFORMATION

Operations
The Company incurred net operating expenses of $122,738, and net revenue of $6,411,for the year ended December 31, 2017, resulting in a net loss of $163,482.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Substantially all of our revenue is generated from our campaign contributors on our crowdfunding platform, available at the website http://www.pieshell.com. For the year ended December 31, 2017, we recorded revenue of $6,411 and a net loss of $163,482.

Liquidity and Capital Resources

As of March 12, 2018, the Company has $187,333 in cash on hand. Our monthly burn rate is approximately $30,000. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations.

SECURITIES OF THE COMPANY

The Securities

The Crowd Notes

In December 2017, the company sold $358,702 in Crowd Notes. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of $17,935.08 in Crowd Notes.

Not Currently Equity Interests

The Crowd Notes are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate Transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of common stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

● At a discount of 15% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place after the qualified equity financing; or

● If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly. As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Corporate Transactions

In the event of a corporate transaction, the conversion price at which the Crowd Notes sold in this offering will be:

- If there is a Corporate Transaction (see below) before the Securities terminate, the Company would distribute to Purchasers, subject to the preferences applicable to any series of preferred units then outstanding, the greater of twice the outstanding principal of the Crowd Notes, or the amount of units the Crowd Notes would convert into under the valuation cap.

A "Corporate Transaction" means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets; (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity); (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity); or (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of preferred units pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Corporate Transaction.

Voting and Control/ Investment Management Agreement

The Securities have no voting rights at present or when converted. Purchasers who are not deemed "Major Investors" will be bound by and subject to a certain investment management agreement, which limits the Purchaser's voting rights. This Agreement may further require you to convert your future preferred units of membership interests into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Rights and Preferences

Under the Crowd Note, investors who have invested $50,000 or greater are designated Major Investors. Major Investors are granted some additional rights and preferences under the Crowd Note, as summarized below.

- Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities.
- Major Investors will receive standard information and inspection rights.
- Major Investors are not subject to the investment management agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other Classes of Securities of the Company
On September 27, 2015, the Company and its members entered into the Limited Liability Company Operating Agreement of PieShell LLC (f/k/a FundaFeast LLC) (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

Class A Units

The following description summarizes important terms of the existing securities of the company and does not provide every detail that may be of interest to investors in this offering. A description of the rights of the Members may be found in the Articles of Organization and the Company Operating Agreement, as well as Delaware General Corporate Law.

Voting Rights
The Company's management is controlled by its Manager, Cheryl Clements. The Manager has exclusive and complete discretion, power, and authority, subject to the Operating Agreement and applicable law, to manage, control, and administer and operate the business and affairs of the Company, pursuant to the Company Operating Agreement.

Rights to Distributions
The Company currently has one class of Members who hold Class A Units. Holders of Class A Units are entitled to receive distributions, as may be declared from time to time by the Manager out of legally available funds. The company has never declared or paid cash distributions on its Units issued and outstanding and currently does not anticipate paying any cash distributions after this Offering or in the foreseeable future.

Allocation of Profits and Losses
Net profits shall be allocated to the Company's members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Class A Units will be entitled to share ratably in the net assets legally available for distribution to members after the payment of all of the Company's debts and other liabilities, and subject the Company Operating Agreement.

Rights and Preferences
Holders of the Company's Class A Units have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Class A Units.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company reimburses its founding member for allocated office space on a month-to-month basis. During 2016, total rent reimbursements were $12,663.00.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor disqualifications under any relevant US securities laws.

I, Cheryl Clements, certify that the financial statements of PieShell LLC. included in this Form are true and complete in all material respects.



Cheryl Clements
Founder + CEO of PieShell

PieShell, LLC
Profit & Loss
January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Sales	6,566.24
Sales Discounts	-155.00
Total Income	6,411.24
Cost of Goods Sold	
Advertising and Promotion	17,030.16
Computer and Internet Expenses	9,874.99
Marketing	20,250.00
Total COGS	47,155.15
Gross Profit	-40,743.91
Expense	
Accounting	2,500.00
Bank Service Charges	490.00
Conferences	3,100.00
consultant	9,343.71
Depreciation Expense	4,200.00
Donations	735.73
Due Diligence	2,500.00
Dues and subscriptions	841.33
Graphic Design	1,084.75
Interest Expense	996.89
Intern Expense	3,142.08
Legal	5,637.50
Meals and Entertainment	2,067.62
Networking	82.99
NYC LLC fee	25.00
office expense	977.50
Office Supplies	417.15
Other	182.76
Placement fee	26,902.62
Postage	56.61
Professional Fees	16,614.00
Rent Expense	25,475.80
Telephone Expense	1,021.82
Travel Expense	12,591.24
Utilities	1,120.68
Video Streaming	630.53
Total Expense	122,738.31
Net Ordinary Income	-163,482.22
Net Income	**-163,482.22**

PieShell, LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Chase - 0318	247,334.21
Total Checking/Savings	247,334.21
Total Current Assets	247,334.21
Fixed Assets	
Accumulated Depreciation	-8,404.10
Software	3,241.21
Start up costs	8,976.00
website	48,654.00
Total Fixed Assets	52,467.11
TOTAL ASSETS	**299,801.32**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX	109.13
Total Credit Cards	109.13
Other Current Liabilities	
SeedInvest loan	318,701.67
Total Other Current Liabilities	318,701.67
Total Current Liabilities	318,810.80
Total Liabilities	318,810.80
Equity	
Member 1 Cheryl	144,472.74
Net Income	-163,482.22
Total Equity	-19,009.48
TOTAL LIABILITIES & EQUITY	**299,801.32**

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization
PieShell LLC (the "Company") is a Delaware Limited Liability Company formed on July 28, 2015. The Company was originally formed under the name FundaFeast LLC and on October 26, 2015 changed its name to PieShell LLC. The Company's headquarters are located in New York, New York. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Business
PieShell is a rewards-based crowdfunding site for food and beverage entrepreneurs that is changing the way food companies are funded. We have built a vibrant community of entrepreneurs, committed foodies, and trendsetters. All food, beverage, and hospitality projects are invited: packaged food and beverage products, food trucks, cookbooks, restaurants, distilleries, or even apps. PieShell provides them a new funding and marketing tool that allows them to launch a successful business by raising money to maintain and grow operations, pre-marketing new products, and building awareness about their growing brand.

Unlike other platforms, PieShell's project pre-launch process is designed to help projects succeed by working hands-on with our entrepreneurs. The support allows all projects to maximize their chances of success, especially those intimidated by the crowdfunding process. Additionally, our unique steppingstone approach allows projects to overfund and reach even larger milestones. Finally, we bring a foodcentric audience to support the projects hosted on PieShell, allowing our campaigns to reach contributors and future customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history and has generated minimal revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: consumer acceptance of our platform, competition from other platforms, regulatory oversight from government organizations, or negative publicity. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Our property and equipment was made up solely of capitalized website costs being amortized over three (3) years.

Revenue Recognition
The Company recognizes revenues from fees on crowdfunding campaigns hosed on our website when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its income. Instead, the shareholders are liable individually for federal and state income taxes on their respective share of the Company's income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service or state regulatory agencies for every year since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' EQUITY
The Company has 1,000,000 units authorized and issued on a fully diluted basis. Upon Inception the founder was provided 950,000 units. In 2015, the Company issued 11,000 units to advisors with vesting schedules over two years. Management estimated the value of the equity provided to advisors based on the total investment through the date of issuances and concluded that the fair value of the units was minimal due to the issuance of the units so close to the Inception date.

Net profits shall be allocated to the Members on a pro-rata basis in accordance with their membership interest. Net losses shall be allocated first to the founder equal to the founder's capital contribution until such amount equal to the founder's capital contribution has been distributed, and second to the members on a pro-rata basis in accordance with their membership interest.

NOTE 5 – RELATED PARTY TRANSACTIONS
The Company reimburses its founding member for allocated office space on a month-to-month basis.